Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258963

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated April 11, 2022)

REE AUTOMOTIVE LTD.

39,041,351 Class A Ordinary Shares
5,500,000 Warrants to Purchase Class A Ordinary Shares
15,562,500 Class A Ordinary Shares Underlying Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 11, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented from time to time, including by Post-Effective Amendment No. 1 thereto (Registration Statement No. 333-258963). This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our Class A ordinary shares are currently traded on the Nasdaq Stock Market (“Nasdaq”) under the symbol “REE.” On September 22, 2022, the last reported sale price of our Class A ordinary shares on Nasdaq was $1.06 per Class A ordinary share.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40649

REE Automotive Ltd.

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 23, 2022, REE Automotive Ltd., a company limited by shares, incorporated under the laws of the State of Israel (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding (i) public warrants to purchase Class A ordinary shares of the Company, without par value (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “REEAW” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.20 Class A ordinary shares, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents (the “Consent Solicitation”) from holders of the warrants (the “Warrantholders”) to amend the warrant agreement governing the warrants (the “Warrant Amendment”), which Warrant Amendment would permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 Class ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

In connection with the Consent Solicitation, the Company received the approval of parties representing approximately 84% of the outstanding public warrants and approximately 82% of the outstanding private placement warrants to enter into the Warrant Amendment, which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment.

In connection with the Consent Solicitation for the private placement warrants, the Company has agreed to indemnify the holders of such warrants, including entities affiliated with 10X Capital SPAC Sponsor I LLC, the sponsor of 10X Capital Venture Acquisition Corp. and an affiliate of one of the directors of the Company, in the event that they become subject to withholding tax under Israeli law in connection with their participation in the Offer and Consent Solicitation.  The private placement warrants are not included in the tax ruling that the Company previously disclosed that it sought, and expects to receive, from the Israeli Tax Authority (“ITA”) and, unlike the public warrants, will need to seek withholding tax exemptions directly from the ITA.  While the Company currently expects such exemptions to be available, the indemnification arrangement is intended to put the holders of private placements warrants in the same position as the holders of public warrants with respect to exposure to Israeli withholding tax.  The Company has assessed that the potential exposure to the Company is not material. Pursuant to the Israeli Companies Law 5759-1999, such an arrangement with an affiliate of one of the directors of the Company may be considered a related party transaction. Therefore, the indemnification arrangement is subject to the approvals of the Company’s audit committee and its board of directors.

Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated September 23, 2022, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.18 Class A ordinary shares per warrant (the “Post-Offer Exchange”). The Company has proposed the date for the Post-Offer Exchange to be settled on or about October 10, 2022.

The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on August 25, 2022, was declared effective on September 21, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, by and between the Company and Continental Stock Transfer & Trust Company, dated as of September 23, 2022.
99.1	Press Release, dated September 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: September 23, 2022	By:	/s/ David Goldberg
Name: David Goldberg
Title: Chief Financial Officer

2

Exhibit 10.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of September 23, 2022, by and between REE Automotive Ltd., a company registered under the Israeli Companies Law, 5759-1999 and registered with the Israeli Registrar of Companies under registration number 51-455733-9 (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (“Continental”), and constitutes an amendment to that certain Warrant Assignment, Assumption and Amended & Restated Agreement, dated as of July 22, 2021, by and between the Company, 10X Capital Venture Acquisition Corp. (“10X Capital”) and Continental (the “Existing Warrant Agreement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, on July 22, 2021, the Company completed its business combination with 10X Capital (the “Business Combination”),

WHEREAS, in accordance with Section 4.4 of the Existing Warrant Agreement, upon effectiveness of the Business Combination, the Registered Holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of shares of the common stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance (as defined in the Existing Warrant Agreement) in Class A ordinary shares, without par value, of the Company (the “Class A ordinary shares”);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of Registered Holders of 50% of the number of the then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of this Agreement with respect to the Private Placement Warrants, 50% of the number of then outstanding Private Placement Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the Registered Holders of the Warrants to exchange all of the outstanding Warrants for Class A ordinary shares, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the number of the then outstanding Public Warrants and more than 50% of the Private Placement Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.	Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a)	the new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Warrants, as described in Section 6A.2 below, for Class A ordinary shares (or any Alternative Issuance pursuant to Section 4.4), at the exchange rate of 0.18 Class A ordinary shares (or any Alternative Issuance pursuant to Section 4.4 for each Warrant held by the Registered Holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Class A ordinary shares). In lieu of issuing fractional shares, any Registered Holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such Registered Holder, receive one additional whole Class A ordinary share in lieu of such fractional shares.

6A.2 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.3 Exercise After Notice of Exchange. The Warrants may be exercised, for cash at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

2.	Miscellaneous Provisions.

2.1	Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2	Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.3	Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4	Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5	Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

REE AUTOMOTIVE LTD.

By:	/s/ David Goldberg
Name:	David Goldberg
Title:	Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,
as Warrant Agent

By:	/s/ Henry Farrell
Name:	Henry Farrell
Title:	Vice President

Exhibit 99.1

REE Automotive Announces Expiration and Results of Exchange Offer and Consent Solicitation Relating to Warrants

TEL AVIV, Israel, September 23, 2022 -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology leader and provider of electric vehicle (EV) platforms, announced today the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, without par value (the “Class A ordinary shares”), which warrants trade on the Nasdaq Stock Market (“Nasdaq”) under the symbol “REEAW” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the Warrants”). The Offer and Consent Solicitation expired at midnight (end of day), Eastern Time, on September 22, 2022.

REE has been advised that approximately 13,065,941 warrants were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. REE expects to accept all validly tendered warrants for exchange and settlement on or about October 6, 2022.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 84% of the outstanding public warrants and approval of approximately 82% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds 50% of the outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the outstanding private placement warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated September 23, 2022, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.18 Class A ordinary shares per warrant (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as October 10, 2022, following which, no public or private placement warrants will remain outstanding.

The Company also announced that its Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Company’s Class A ordinary shares issuable in the Offer was declared effective by the SEC on September 21, 2022.

BofA Securities, Inc. was the Dealer Manager for the Offer and Consent Solicitation, Morrow Sodali LLC served as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the exchange agent for the Offer and Consent Solicitation.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein and is also not a solicitation of the related consents. The Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

Important Additional Information Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange are available free of charge at the website of the SEC at www.sec.gov. A registration statement on Form F-4 relating to the securities to be issued in the Offer was previously filed and declared effective by the SEC on September 21, 2022 (the “Prospectus/Offer to Exchange”).

About REE

REE Automotive (NASDAQ: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this press release may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this press release and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this press release speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this press release may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; the inability of REE to successfully or timely consummate the warrant exchange, including with respect to its ability to obtain the requisite approval of the holders of REE’s warrants; and other risks and uncertainties set forth in sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the SEC on March 28, 2022, REE’s Prospectus/Offer to Exchange and in subsequent filings with the SEC.

Investor Relations

Limor Gruber
VP Investor Relations | REE Automotive
+972-50-5239233
investors@ree.auto

Kamal Hamid
VP Investor Relations | REE Automotive
+1 303-670-7756
investors@ree.auto

Media

Caroline Hutcheson
Head of Global Communications | REE Automotive
+1-252-314-2028
carolineh@ree.auto